Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

DEEP DRILLING TO COMMENCE AT RICHMONT’S ISLAND GOLD MINE
TO PURSUE RESOURCE EXPANSION POTENTIAL, FOLLOWING UP ON
2014 HIGH-GRADE INTERSECTION AT DEPTH

TORONTO, Ontario, Canada, September 10, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is pleased to announce that it is initiating a 23,000 metre deep directional drill program at its Island Gold Mine to further expand its resources at depth below its current 1.0 million ounce global gold resource. This drill program is to follow up on a very encouraging single deep hole from surface in 2014 that intersected 19.87 g/t Au over 3.93 metres at a depth of 1,200 metres, approximately 280 metres down plunge from the existing Island Gold resource.

Mr. Renaud Adams, President and CEO, commented: “With the implementation of our accelerated mine development strategy at Island Gold well underway, we are now setting our sights on the potential exploration upside laterally and at depth, both on the main deposit, as well as elsewhere on our highly prospective, yet underexplored, 77.0 km2 (7,696 hectares) property. As part of this, we are pleased to announce that we are initiating a program of deep directional drilling in an area down plunge to the east of the main deposit. We know that this area holds significant potential for a high grade extension, since a single hole from surface last year intersected 19.87 g/t Au over 3.93 metres, 200 metres to the east and 280 metres below our known deposit. This drill program will test the area immediately surrounding this intersection. Initiating and completing this deeper drilling will not only contribute to our understanding of the potential at depth and hopefully lead to a resource expansion, but it will also be very instrumental in helping us determine the long-term mine development strategy for Island Gold.”

The area to be tested is highlighted in the longitudinal section below.

DEEP DRILLING TO COMMENCE AT RICHMONT’S ISLAND GOLD MINE TO PURSUE RESOURCE EXPANSION POTENTIAL, FOLLOWING UP ON
2014 HIGH-GRADE INTERSECTION AT DEPTH
September 10, 2015
Page 2 of 2

The deep directional 23,000 metre drill program is designed to test the down plunge extension of the Island Gold Mine deposit, with approximately 30 drill targets in the area surrounding the 1,200-metre deep high-grade drill intersection. The decision was made to use directional drilling for these deep holes as it will reduce costs by allowing multiple pierce points from three deep pilot holes, and will also allow more accurate targeting. Three drills will be set up on surface to drill the three pilot holes from which approximately 10 legs will be done to test different drill targets. The planned array of 30 holes will test an area along the favourable shear zone covering approximately 500 metres laterally and 640 metres vertically, between depths of 860 metres to 1,500 metres.

A contractor is expected to be mobilized to site with three drills over the next couple of weeks and the program is expected to take six to eight months to complete at a cost of $3.5 - $4.0 million. The Corporation anticipates that approximately 6,000 metres of this program will be completed in 2015, at a total estimated cost of $1.0 million, with the remaining 17,000 metres to be completed in 2016. The Corporation does not expect any material change to its previously provided 2015 exploration budget guidance for Island Gold of $5.2 million.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Director	Steve Burleton, Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410 / 416 368-0291 ext.109	Phone: 416 368-0291 ext. 102

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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